Exhibit 10.19

EXECUTION COPY

ECONOMIC DEVELOPMENT AGREEMENT

BETWEEN

THE STATE OF TEXAS

AND

RACKSPACE US, INC.

AUGUST 1, 2007

THIS AGREEMENT (“Agreement”) is by and between the State of Texas (the “State”), acting by and through the Office of Economic Development and Tourism, a division within the Office of the Governor (“OOGEDT”), and Rackspace US, Inc., a Delaware corporation d/b/a Rackspace Managed Hosting (“Rackspace”). The State and Rackspace are hereinafter referred to either individually as the “party,” or collectively as the “parties.” The Effective Date of this Agreement is August 1, 2007.

RECITALS

WHEREAS, Texas’ low taxes, budgetary discipline, reasonable regulations and educated workforce continue to make the state a top location for businesses looking to expand or relocate; and

WHEREAS, the State of Texas desires to become a world leader in information technology; and

WHEREAS, Rackspace is known for information technology hosting and related services; and

WHEREAS, Rackspace has proposed establishing a new facility headquarters at the former Windsor Park Mall located at the intersection of Walzem Road and IH-35 (the “Walzem Road facility”) in Windcrest, Bexar County, Texas; and

WHEREAS; the new facility and expansion will involve Rackspace investing over $100 million in land, buildings, and capital improvements in Texas, and is expected to result in the creation of at least 4000 new full-time jobs for Texans, with an average annual payroll of more than $220 million; and

WHEREAS, Article III, Section 52-A of the Texas Constitution expressly authorizes the State to use public funds for the public purposes of development and diversification of the economy of the State, the elimination of unemployment or underemployment in the State, or the development of commerce in the State; and

WHEREAS, SB 1771 of the 78th Texas Legislature established the Texas Enterprise Fund (“TEF”) to be used with the express written approval of the Governor, Lieutenant Governor, and Speaker of the House of Representatives for economic development, infrastructure development, community development, job training programs, and business incentives, and SB 1 of the 79th Texas Legislature appropriated more than $180 million to the TEF for the 2006 and 2007 fiscal years; and

WHEREAS, the State values Rackspace as a distinguished and important corporate citizen, and wishes to receive a commitment that Rackspace will locate its new facility in Texas, and Rackspace wishes to provide such a commitment; and

WHEREAS, the Governor, Lieutenant Governor, and Speaker have each approved a grant from the TEF to Rackspace, as evidenced in the letter attached as Exhibit A hereto; and

WHEREAS, to ensure that the benefits the State provides under this Agreement are utilized in a manner consistent with Article III, Section 52-a of the Texas Constitution, and other laws, Rackspace has agreed to comply with certain conditions and deliver certain performance, including achieving measurable job creation and retention commitments, in exchange for receiving these benefits; and

WHEREAS, the parties desire to have such proposals set forth in a valid, binding and enforceable agreement; and

WHEREAS, the State believes it is in the best public interest to enter into this Agreement for the reasons set forth above;

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual promises herein, the parties agree as follows:

1. STATE OF TEXAS COMMITMENT

Grant of Funds from the Texas Enterprise Fund. The State agrees to pay cash from the Texas Enterprise Fund to Rackspace in the amount of Twenty Two Million Dollars ($22,000,000) (the “Funds”) as follows:

i.	Five Million Dollars ($5,000,000) as soon as practicable following execution of this Agreement, provided that all necessary documents for disbursement of the funds have been provided to the State as required;

ii.	Six Million Dollars ($6,000,000) following receipt from Rackspace of evidence of creating at least One Thousand Two Hundred Twenty-Five (1,225) new employment positions;

iii.	Five Million Five Hundred Thousand Dollars ($5,500,000) following receipt from Rackspace of evidence of creating at least Two Thousand One Hundred (2,100) new employment positions including those in section 1.ii., above; and

iv.	Five Million Five Hundred Thousand Dollars ($5,500,000) following receipt from Rackspace of evidence of creating at least Three Thousand (3,000) new employment positions including those in section 1.ii and iii., above.

The format for submitting evidence of job creation will be in sufficient detail for the State to confirm the asserted job creation. Rackspace must request each disbursement in writing. If Rackspace does not request the first disbursement in accordance with the terms of this Agreement within six months from the Effective Date of this Agreement, then this Agreement shall terminate and become null and void.

2. RACKSPACE FUNDING CONDITIONS

Rackspace must meet all of the following “Funding Conditions”, or will be subject to liquidated damages and/or repayment in accordance with the Agreement. The Funding Conditions are as follows:

a. Expansion in Windcrest, Bexar County, Texas. Rackspace commits to establishing the Walzem Road facility in Windcrest, Bexar County, Texas. This development shall begin by December 31, 2007, and be complete by December 31, 2012.

b. Job Target. Rackspace commits to meeting a job target of (i) creating a total of at least Four Thousand (4000) Employment Positions by December 31, 2012, in Texas and of (ii) maintaining these Employment Positions through December 31, 2018. Rackspace also commits to the following job creation schedule:

(i)	475 new employment positions by December 31, 2008;

(ii)	1225 total new employment positions by December 31, 2009;

(iii)	2100 total new employment positions by December 31, 2010;

(iv)	3000 total new employment positions by December 31, 2011; and

(v)	4000 total new employment positions by December 31, 2012.

At least 3000 of the Employment Positions shall be created in Windcrest, Bexar County, Texas. The remaining 1000 Employment Positions may be located anywhere in Texas. Employment Positions will only be counted as new employment positions for purposes of this Agreement if they are above the total number of employment positions with Rackspace in the State at the time this Agreement is executed. Collectively, these job targets shall be referred to as the “Job Target.”

c. Employment Positions. For the purposes of this Agreement, “Employment Positions” shall be defined as jobs meeting all of the following criteria:

(i)	New full-time employment positions in the State of Texas with Rackspace, and

(ii)	With an average annual gross compensation of at least $56,000 per year (excluding benefits), adjusted upward by 2% per year over the term of the Agreement to take account of inflation beginning in 2009.

d. Annual Compliance Verification. Beginning in January 2009, and continuing every year thereafter through January 2019, each year by January 31 Rackspace must deliver to OOGEDT a compliance verification signed by a duly authorized representative of Rackspace that shall certify the number of and generally describe the Employment Positions existing as of December 31 of the year preceding and provide the median wage for all Employment Positions (the “Annual Compliance Verification”). There will be a total of eleven (11) Annual Compliance Verifications due, covering jobs created and maintained in years 2008 through 2018. All Annual Compliance Verifications shall be in a form reasonably satisfactory to OOGEDT and shall provide appropriate back-up data for the Employment Position numbers provided. In addition, Rackspace must submit each year a copy of the Annual Compliance Verification to the Office of the Lieutenant Governor and the Office of the Speaker of the House of Representatives.

e. Certification of Good Standing/Delinquent Taxes. By execution of this Agreement, Rackspace certifies that the company is in good standing under the laws of the State in which it was formed or organized, and has provided the State sufficient evidence of such. In addition, Rackspace certifies that the company owes no delinquent taxes to any taxing unit of this State at the time of execution of this Agreement.

3. LIQUIDATED DAMAGES

a. Failure to Meet 2008 “Floor” Job Target. If Rackspace’s first Annual Compliance Verification demonstrates that it has failed to create and maintain at least 237 Employment Positions as of December 31, 2008, the State may terminate the Agreement and require Rackspace to repay the entirety of any funds disbursed plus interest at the rate of 4.7% per year, compounded.

b. Job Target. As set forth in Section 2 above, annually during the term of this Agreement through 2019 Rackspace must deliver to OOGEDT an Annual Compliance Verification demonstrating that it has met the Job Target for the year just ended. The consequences to Rackspace of satisfying, failing to satisfy or exceeding the Job Target are as follows:

i. Compliance With Job Target. If Rackspace provides a satisfactory Annual Compliance Verification that demonstrates that it has met the Job Target for that year, then Rackspace will be deemed to have met its obligations for such preceding year and no damages are due.

ii. Failure to Meet Job Target. If Rackspace provides an Annual Compliance Verification that demonstrates that it has not met the Job Target for that year, then OOGEDT may require Rackspace to pay liquidated damages in the amount of $1,221 per job for every Employment Position by which it is short that year. In no event shall the amount of damages exceed the amount of the Funds granted pursuant to this Agreement, plus interest at the rate of 4.7% per year.

iii. Exceeding Job Target. If an Annual Compliance Verification filed by Rackspace demonstrates that it has exceeded the job target for that year, then Rackspace will be deemed to have exceeded its obligations, and will receive a “Surplus Job Credit” for each extra Employment Position that it has maintained above the job target for that year. Rackspace may utilize any earned Surplus Job Credits in following years as follows:

A. Rackspace may expend a Surplus Job Credit in lieu of paying liquidated damages in the amount of $1,221 per job (for example, if Rackspace owes liquidated damages in the amount of $122,100 for 100 Employment Positions lacking in a particular year, Rackspace may discharge this amount by expending 100 Surplus Job Credits it has earned in prior years); or

B. Rackspace may apply Surplus Job Credits toward meeting the remaining Job Target for future years, such that if Rackspace accumulates enough Surplus Job Credits it will be deemed to have fulfilled all of its obligations under the Agreement, and will be released from the Agreement early (for example, if Rackspace has accumulated at least 4000 Surplus Job Credits by December 31, 2017, then it may apply these Surplus Job Credits forward to fulfill its Job Target for 2018, and may thereby fulfill its obligations and be released from the Agreement one year early).

4. RACKSPACE ADDITIONAL COMMITMENTS

a. OOGEDT Audit Rights.

(i) Duty to Maintain Records. Rackspace shall maintain adequate records to support its charges, procedures and performances to OOGEDT for all work related to this Agreement. Rackspace also shall maintain such records as are deemed necessary by the OOGEDT and auditors of the State of Texas or United States, or such other persons or entities designated by the OOGEDT, to ensure proper accounting for all costs and performances related to this Agreement.

(ii) Records Retention. Rackspace shall maintain and retain for a period of four (4) years after the submission of the final expenditure report, or until full and final resolution of all audit or litigation matters which arise after the expiration of the four (4) year period after the submission of the final expenditure report, whichever time period is longer, such records as are necessary to fully disclose the extent of services provided under this Agreement, including but not limited to any daily activity reports and time distribution and attendance records, and other records which may show the basis for the calculation of full time positions.

(iii) Audit Trails. Appropriate audit trails shall be maintained by Rackspace to provide accountability for updates and changes to automated personnel and financial systems. Audit trails maintained by Rackspace will, at a minimum, identify the changes made, the individual making the change and the date the change was made. An adequate history of transactions shall be maintained by Rackspace to permit an audit of the system by tracing the activities of individuals through the system. Rackspace’s automated systems must provide the means whereby authorized personnel have the ability to audit and establish individual accountability for any action that can potentially cause access to, generation of, or modification of information related to the performances of this Agreement. Rackspace agrees that Rackspace’s failure to maintain adequate audit trails and corresponding documentation shall create a presumption that the obligations hereunder were not performed.

(iv) Access. Rackspace shall grant access to all paper and electronic records, books, documents, accounting procedures, practices or any other items relevant to the performance of this agreement to OOGEDT and auditors of the State of Texas, or such other persons or entities designated by OOGEDT for the purposes of inspecting, auditing, or copying such books and records. All records, books, documents, accounting procedures, practices or any other items relevant to the performance of this agreement shall be subject to examination or audit by the OOGEDT and auditors of the State of Texas, or such other persons or entities designated by the OOGEDT in accordance with all applicable state and federal laws, regulations or directives. Rackspace will direct any subcontractor with whom it has established a contractual relationship to discharge Rackspace’s obligations to likewise permit access to, inspection of, and reproduction of all books and records of Rackspace’s subcontractor(s) which pertain to this agreement.

(v) Location. Any such audit shall be conducted at Rackspace's principal place of business during Rackspace's normal business hours and at OOGEDT 's expense, provided all costs incurred by OOGEDT in conducting any such audit shall be reimbursed by Rackspace in the event such audit reveals an aggregate discrepancy in any Rackspace reporting of compliance as required by the Agreement.

(vi) Reimbursement. If any audit or examination reveals that Rackspace’s reports for the audited period are not accurate for such period, Rackspace shall promptly reimburse the OOGEDT for the liquidated damages amount(s) in accordance with section 3.b.ii.

(vii) Corrective Action Plan. If any audit reveals any discrepancies or inadequacies in the fulfillment of Rackspace’s obligations hereunder which are necessary in order to maintain compliance with this Agreement, applicable laws, regulations, Rackspace’s responsibilities or performance standards, Rackspace agrees within thirty (30) calendar days after Rackspace’s receipt of the audit findings, to propose and submit to OOGEDT a corrective action plan to correct such discrepancies or inadequacies subject to the approval of the OOGEDT. Rackspace further agrees to complete the corrective action approved by OOGEDT within thirty (30) calendar days after OOGEDT approves Rackspace’s corrective action plan, at the sole cost of Rackspace.

(viii) Reports. Rackspace shall provide to OOGEDT periodic status reports in accordance with OOGEDT's audit procedures regarding Rackspace's resolution of any audit-related compliance activity for which Rackspace is responsible.

b. Economic Impact Reports; Periodic Progress Briefings. In a manner consistent with the need to protect privacy and the intellectual property of Rackspace and third parties, Rackspace will provide periodic briefings as reasonably requested by OOGEDT on the general activities, economic impact and progress of the new facility development and expansion and business operations in Texas.

c. Use and Retention of Texas Suppliers. Rackspace will use reasonable efforts to use qualified Texas-based suppliers to provide products and services under this Agreement, provided however, Rackspace may in its sole discretion select suppliers and contractors based on program needs, scientific criteria, and industry standards.

d. Financial Information. Rackspace will furnish to OOGEDT on an annual basis by January 31, of each year throughout the term of the Agreement as requested by OOGEDT, information regarding the general business status, market and general summary financial updates regarding Rackspace.

e. Indemnity and Hold Harmless. Rackspace agrees to indemnify and hold the State, the maker of this grant, and its agents, officers, and employees harmless for any and all losses, claims, suits, actions, and liability, including any litigation costs, that arise from any act or omission of Rackspace or any of its officers and employees, agents, contractors, assignees, and affiliates relating to the project for which this grant is made regardless of whether the act or omission is related to job creation or other stated purpose of the grant.

5. DEFAULTS AND REMEDIES

Each of the following acts or omissions of Rackspace or occurrences shall constitute an act of default under this agreement:

a. Failure to establish the Walzem Road Facility. If Rackspace fails to begin the development of the Walzem Road facility by December 31, 2007 all funds advanced will be subject to an immediate refund to the State of Texas. Rackspace shall refund to the State of Texas an amount equal to all funds advanced under this Agreement plus interest at the rate of 4.7% per year, compounded, reduced by any funds refunded to the State for failure to meet job creation targets.

b. Failure to pay liquidated damages for job creation. After notice, Rackspace shall have thirty (30) days to pay outstanding liquidated damages for job creation. If Rackspace does not pay after this period, all amounts that could potentially be claimed for failure to meet job targets hereunder shall become due and payable immediately on demand of the State of Texas.

c. Failure to provide verification. If after the end of a calendar year Rackspace fails to provide an Annual Compliance Verification by the deadline for that year, OOGEDT may make a good faith estimate, based on information available to OOGEDT, of the Employment Positions at Rackspace as of December 31 of that year and, if the estimated Employment Positions fall short of the Job Target, require corresponding liquidated damages in accordance with Section 3.b.ii. above. Rackspace will not be eligible to earn Surplus Job Credits for any such year for which it fails to provide an Annual Compliance Verification by the deadline for that year.

6. GENERAL PROVISIONS

a. Authority. Each party represents that it has obtained all necessary authority to enter into this Agreement.

b. Relationship of Parties and Disclaimer of Liability. The parties will perform their respective obligations under this Agreement as independent contractors and not as agents, employees, partners, joint venturers, or representatives of the other party. Neither party can make representations or commitments that bind the other party. Rackspace is not a “governmental body” by virtue of this Agreement or the use of TEF or other funding.

c. Limitation of Liability. In no event will either party be liable to the other party for any indirect, special, punitive, exemplary, incidental or consequential damages. This limitation will apply regardless of whether or not the other party has been advised of the possibility of such damages.

d. Term. The term of this Agreement commences on the Effective Date of the Agreement and continues until January 31, 2019 unless terminated earlier pursuant to the terms of this Agreement.

e. Termination for Cause. Either party may terminate this Agreement for Cause upon thirty (30) days prior written notice to the other party. “Cause” is any failure to perform a material obligation under this Agreement within the specified time; including a material breach of a Funding Condition. This Agreement may not be terminated if the alleged Cause is cured within the specified thirty-day period. The sole remedy for any termination for Cause (and for the “cause” giving rise to the termination) shall be that each party is relieved of its obligation to perform hereunder, however, following termination by the State, Rackspace will continue to be obligated to the State for liquidated damages and/or repayment of funds in accordance with applicable provisions of this Agreement.

f. Dispute Resolution and Applicable Law.

(i) Informal Meetings. The parties’ representatives will meet as needed to implement the terms of this Agreement and will make a good faith attempt to informally resolve any disputes.

(ii) Non-binding Mediation. Except to prevent irreparable harm for which there is no adequate remedy at law, neither party shall file suit to enforce this Agreement without first submitting the dispute to confidential, non-binding mediation before a mediator mutually agreed upon by the parties.

(iii) Applicable Law and Venue. This Agreement is made and entered into in the state of Texas, and this Agreement and all disputes arising out of or relating thereto shall be governed by the laws of the state of Texas, without regard to any otherwise applicable conflict of law rules or requirements.

Rackspace agrees that any action, suit, litigation or other proceeding (collectively "litigation") arising out of or in any way relating to this Agreement, or the matters referred to therein, shall be commenced exclusively in the Travis County District Court or the United States District Court for the Western District of Texas, Austin Division, and hereby irrevocably and unconditionally consent to the exclusive jurisdiction of those courts for the purpose of prosecuting and/or defending such litigation. Rackspace hereby waives and agrees not to assert by way of motion, as a defense, or otherwise, in any suit, action or proceeding, any claim that (a) Rackspace is not personally subject to the jurisdiction of the above-named courts, (b) the suit, action or proceeding is brought in an inconvenient forum or (c) the venue of the suit, action or proceeding is improper.

g. Publicity. The parties agree to cooperate fully to coordinate with each other in connection with all press releases and publications regarding this Agreement.

h. No Waiver of Sovereign Immunity. Nothing in this agreement may be construed to be a waiver of the sovereign immunity of the State to suit.

7. MISCELLANEOUS PROVISIONS

a. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in establishing proof of this Agreement to produce or account for more than one such counterpart.

b. Merger. This document constitutes the final entire agreement between the parties and supersedes any and all prior oral or written communication, representation or agreement relating to the subject matter of this Agreement.

c. Severability. Any term in this Agreement prohibited by, or unlawful or unenforceable under, any applicable law or jurisdiction is void without invalidating the remaining terms of this said Agreement. However, where the provisions of any such applicable law may be waived, they are hereby waived by either party, as the case may be, to the fullest extent permitted by the law, and the affected terms are enforceable in accordance with the parties' original intent.

d. Survival of Promises. Notwithstanding any expiration, termination or cancellation of this Agreement, the rights and obligations pertaining to payment or repayment of funds and/or liquidated damages, confidentiality, disclaimers and limitation of liability, indemnification, and any other provision implying survivability will remain in effect after this Agreement ends.

e. Binding Effect. This Agreement and all terms, provisions and obligations set forth herein shall be binding upon and shall inure to the benefit of the parties and their successors and assigns and shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns and all other state agencies and any other agencies, departments, divisions, governmental entities, public corporations and other entities which shall be successors to each of the parties or which shall succeed to or become obligated to perform or become bound by any of the covenants, agreements or obligations hereunder of each of the parties hereto.

f. Successors and Assigns/Notice. Rackspace, or any legal successor thereto or prior assignee thereof, may assign its rights and obligations under this Agreement, including by merger or operation of law, to any legal successor or any person or entity that acquires all or substantially all of its business and operations. In addition, with the prior written consent of the State, which consent shall not be unreasonably withheld or delayed, Rackspace, or any legal successor company thereto or prior assignee thereof, may assign its rights and obligations under this Agreement to any parent or wholly owned subsidiary that it currently has in place or later establishes, if it is constituted as a separate legally recognized business entity. Any such assignment will be made without additional consideration being payable to the State. This Agreement shall survive any sale, change of control or similar transaction involving Rackspace, any successor thereto or prior assignee thereof and no such transaction shall require the consent of the State. Rackspace shall provide the State written notice of any assignment, sale, change of control or similar transaction pursuant to this section as soon as possible and in no event not later than thirty (30) calendar days following such event.

g. Force Majeure. Neither party shall be required to perform any obligation under this Agreement or be liable or responsible for any loss or damage resulting from its failure to perform so long as performance is delayed by force majeure or acts of God, including but not limited to strikes, lockouts or labor shortages, embargo, riot, war, revolution, terrorism, rebellion, insurrection, flood, natural disaster, or interruption of utilities from external causes.

h. Notice. All notices, requests, demands and other communications will be in writing and will be deemed given and received (i) on the date of delivery when delivered by hand, (ii) on the following business day when sent by confirmed simultaneous telecopy, (iii) on the following business day when sent by receipted overnight courier, or (iv) three (3) business days after deposit in the United States Mail when mailed by registered or certified mail, return receipt requested, first class postage prepaid, as follows:

If to the State to:

General Counsel

Office of the Governor

P.O. Box 12428

Austin, Texas 78711

Phone: 512-463-1788

Fax: 512-463-1932

If to Rackspace to:

Alan Schoenbaum

General Counsel

9725 Datapoint Drive, Suite 100

San Antonio, Texas 78229

Phone: 210-447-4721

Fax: 210-447-4031

{Signature Page Follows}

The parties have caused this Economic Development Agreement to be executed by their duly authorized representatives as of the date first specified above.

THE STATE OF TEXAS	RACKSPACE US, INC.

/S/ RICK PERRY	/S/ A. LANHAM NAPIER
GOVERNOR RICK PERRY

President & CEO
[TITLE]

8-14-07	8-01-07
Date	Date

EXHIBIT A

LETTER FROM GOVERNOR, LIEUTENANT GOVERNOR AND SPEAKER APPROVING GRANT TO RACKSPACE FROM THE TEXAS ENTERPRISE FUND